Exhibit 99.52

FOR IMMEDIATE RELEASE

TSX Symbol: COA

NASDAQ OMX Symbol: COA

[Logo of Coastal Contacts, Inc.]

COASTAL CONTACTS REPORTS RECORD REVENUE OF $46.8 MILLION IN Q1, 2012

Vancouver, Canada — March 13, 2012 - Coastal Contacts Inc. (“Coastal” or “the Company”) (TSX: COA; NASDAQ OMX: COA) the planet’s biggest online eyewear company today announced its financial results for the first fiscal quarter ended January 31, 2012.

For the first quarter ended January 31, 2012 compared to same period of 2011:

•                  Sales increased 15% to $46.8 million from $40.6 million.

•                  Total eyeglasses sales increased 63% to $10.3 million from $6.3 million.

•                  Total eyeglasses units shipped increased 85% to approximately 196,000 units.

•                  Total contact lens sales increased 7% to $36.6 million from $34.3 million.

•                  Adjusted EBITDA was $1.0 million compared with $0.3 million.

•                  Loss for the period was $0.2 million or $0.00 per share compared with a loss of $2.4 million or $0.04 per share.

•                  Total order volume was approximately 527,000 orders, a 16% increase.

•                  Coastal has grown its base of vision corrected customers to approximately 3.5 million compared with 2.9 million.

•                  Coastal’s exclusive brands of eyewear comprised 60% of total units.

Mr. Roger Hardy, Coastal’s Founder and CEO, commented, “We are excited about the record first quarter results given this is historically our seasonally weakest period. Our focus on operations during the quarter resulted in reduced selling and marketing expenses, reduced fulfillment expenses while improving service times to customers and growing the top and bottom lines. The investments we have made in the past year have positioned Coastal to grow our business while continuing to deliver a level of customer service that cannot be matched by anyone in our industry. We were also excited to ship more glasses to the United States market this quarter than any other market we serve which we believe supports the belief that customers in the United States are receptive to the savings and convenience of our offering. We look forward to reporting continued progress in the coming quarters.”

Key financial metrics for the first quarter of 2012 compared with the same period in 2011:

•                  Gross profit increased to $19.0 million and remained constant at 41% of sales.

•                  Selling and Marketing expenses declined to 22% of sales from 23%.

•                  Fulfillment expenses declined to 9% of sales from 10%.

•                  General and Administration expenses declined to 10% from 15%.

Coastal reported cash and cash equivalents of $14.3 million compared with $16.9 million at the end of the previous quarter ended October 31, 2011.

COASTAL CONTACTS INC.

CONDENSED CONSOLIDATED STATEMENTS OF FINANCIAL POSITION (unaudited)

(Stated in Thousands of Canadian Dollars)

	January 31,	October 31,	November 1,
	2012	2011	2010

ASSETS
Current assets
Cash and cash equivalents	$14,330	$16,864	$18,266
Trade and other receivables	6,167	6,013	9,070
Inventory	24,691	26,228	17,536
Prepaid expenses	4,021	3,125	3,109
Income tax receivable	—	79	—
Total current assets	49,209	52,309	47,981
Non-current assets
Deferred tax asset	73	97	97
Property, equipment and leasehold improvements	9,112	8,960	4,160
Intangible assets	10,757	10,882	10,306
Goodwill	8,164	8,518	7,715
Total non-current assets	28,106	28,457	22,278
Total assets	$77,315	$80,766	$70,259

LIABILITIES AND EQUITY
Current liabilities
Trade and other payables	$32,470	$36,098	$26,348
Provisions	846	1,057	664
Income taxes payable	486	—	44
Finance lease obligation	1,025	2,646	811
Other current liabilities	237	280	88
Total current liabilities	35,064	40,081	27,955
Non-current liabilities
Other long-term liabilities	815	859	425
Finance lease obligation	1,988	1,911	2,508
Long-term debt	3,799	1,500	—
Deferred tax liability	2,980	3,306	3,359
Total non-current liabilities	9,582	7,576	6,292
Total liabilities	44,646	47,657	34,247

Equity
Share capital
Authorized:
Unlimited common shares without par value
Unlimited Class A preferred shares without par value
Issued and outstanding:
56,404,157 common shares [2011- 56,221,157]	40,937	40,667	39,176
Share-based payments reserve	3,166	2,934	2,610
Accumulated other comprehensive earnings (loss)	(374)	372	—
Deficit	(11,060)	(10,864)	(5,774)
Total Equity	32,669	33,109	36,012
TOTAL LIABILITIES AND EQUITY	$77,315	$80,766	$70,259

COASTAL CONTACTS INC.

CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS (unaudited)

(Stated in Thousands of Canadian Dollars, except per share amounts)

Three months ended January 31	2012	2011

Sales	$46,849	$40,612
Cost of sales	27,833	24,159
Gross profit	19,016	16,453

Fulfillment	4,153	4,006
Selling and marketing	10,114	9,327
General and administration	4,692	5,976
Results from operating activities	57	(2,856)

Financing costs	191	218

Loss before income taxes	(134)	(3,074)

Income tax expense - current	329	44
Income tax recovery - deferred	(267)	(736)
Net loss for the period	(196)	(2,382)

Other comprehensive earnings (loss)
Currency translation differences	(746)	391
Total comprehensive loss for the period	$(942)	$(1,991)

Basic loss per share	$(0.00)	$(0.04)
Diluted loss per share	$(0.00)	$(0.04)

Weighted average number of common shares outstanding - basic	56,267,005	55,417,298
Weighted average number of common shares outstanding - diluted	56,267,005	55,417,298

Coastal Contacts will host a conference call to review the financial results and Company operations on Tuesday, March 13, 2012 at 10:00am ET. Participating in the call will be Roger Hardy, Founder and CEO and Gordon Howie, CFO.

To attend the call, participants may dial:

North American Toll Free	1-888-892-3255

Sweden	46 852 503 436

A replay of the call will be available for 7 days. To access the replay listeners may dial:

Local/International	1-800-937-6305
Passcode	704217

The following selected financial information is qualified in its entirety by, and should be read in conjunction with our audited consolidated financial statements for the fiscal year ended October 31, 2011 and accompanying notes and Management’s Discussion and Analysis which may be viewed on SEDAR at www.sedar.com.

Coastal’s risks and uncertainties are discussed in detail in the Company’s Annual Information Form dated December 14, 2011, which is also available on SEDAR.

Adjusted EBITDA as referenced in this news release is a Non-IFRS measure and is defined as earnings before interest, taxes, depreciation and amortization, share based compensation and restructuring charges. See “Supplemental Non-IFRS Measures” herein.

The following table provides a reconciliation of net income to Adjusted EBITDA:

	For the three months ended January 31,
($000’s)	2012	2011

Net earnings (loss)	$(196)	$(2,382)
Amortization and depreciation	656	624
Interest expense, net	121	61
Income tax expense (recovery)	62	(692)
Share-based compensation	312	177
Foreign exchange loss	70	157
Management change cost	—	2,335
Adjusted EBITDA	$1,025	$280

Transition to International Financial Reporting Standards

Coastal adopted IFRS for the 2012 fiscal year as required by the CICA Accounting Standards Board. The financial statements, including the fiscal 2011 comparative figures are prepared in accordance with IFRS and IAS 34, Interim Financial Reporting. Reconciliations prepared in accordance with IFRS 1, First-time Adoption of International Financial Reporting Standards are provided in note 15 of the unaudited condensed consolidated interim financial statements. The transition to IFRS did not result in a material impact on the Coastal’s business functions or activities.

Coastal’s significant accounting policies under IFRS are summarized in note 3 of the unaudited condensed consolidated interim financial statements and are substantively unchanged from the policies under previous CGAAP.

Supplemental Non-IFRS Measures

Adjusted EBITDA is a non-IFRS measure that does not have any standardized meaning prescribed by IFRS and is therefore unlikely to be comparable to similar measures presented by other companies. Adjusted EBITDA should be considered in addition to, and not as a substitute for, net earnings, cash flows and other measures of financial performance and liquidity reported in accordance with IFRS.

Adjusted EBITDA is a measure we believe is useful in assessing performance and highlighting trends on an overall basis. Adjusted EBITDA differs from the most comparable IFRS measure, net earnings, primarily because it does not include interest, income taxes, amortization, depreciation, restructuring cost and share-based compensation expense.

New orders, reorders, shipped orders and active customers are non-IFRS measures that do not have a standardized meaning prescribed by IFRS and are therefore unlikely to be comparable to similar measures presented by other companies. New orders are orders shipped to new customers, net of returns. Reorders are orders shipped to returning customers, net of returns.

About Coastal Contacts Inc.:

Coastal Contacts, Inc. is the planet’s biggest online eyewear company. Coastal empowers customers to easily browse, try on and buy eyewear—saving time, money and sanity. With every pair of qualifying frames purchased, Coastal donates a pair to someone in need through its Change the View project. Founded in 2000, Coastal designs, produces and distributes the largest selection of eyeglasses and contact lenses on the Internet, including a unique combination of designer eyeglasses, contact lenses, sunglasses, and vision care accessories. Coastal services customers in more than 150 countries through the Coastal Contacts family of websites including: Coastal.com, ClearlyContacts.ca, Lensway.com, Lensway.co.uk, Lensway.se, ClearlyContacts.com.au, ClearlyContacts.co.nz, Contactsan.com, and Coastallens.com.

For Further Information:

Terry Vanderkruyk

Vice President, Corporate Development

Coastal Contacts Inc.

604.676.4498

terryv@coastal.com

or

Budd Zuckerman

Genesis Select Corp

303.415.0200

bzuckerman@genesisselect.com

Forward Looking Statements

All statements made in this news release, other than statements of historical fact, are forward-looking statements. The words “may”, “would”, “could”, “will”, “intend”, “plan”, “anticipate”, “believe”, “estimate”, “expect”, “goal”, “target”, “should,” “likely,” “potential,” “continue,” “project,” “forecast,” “prospects,” and similar expressions typically are used to identify forward-looking statements.

Forward-looking statements are based on the then-current expectations, beliefs, assumptions, estimates and forecasts about our business and the industry and markets in which we operate. Forward-looking statements are not guarantees of future performance and involve risks, uncertainties and assumptions which are difficult to predict.

Persons reading this news release are cautioned that forward-looking statements or information are only predictions, and that our actual future results or performance may be materially different due to a number of factors. Reference should also be made to the section entitled “Risk Factors” contained in our most recently filed Annual Information Form dated December 14, 2011 for a detailed description of the risks and uncertainties relating to our business. These risks, as well as others, could cause actual results and events to vary significantly. Accordingly, readers should not place undue reliance on forward-looking statements and information, which are qualified in their entirety by this cautionary statement. These forward-looking statements are made as of the date of this news release and we expressly disclaim any intent or obligation to update these forward-looking statements, unless we specifically state otherwise and except as required by applicable law.